Exhibit (10)(i)89
THIS EXHIBIT CONTAINS CONFIDENTIAL INFORMATION WHICH HAS BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.





                          TERM COAL PURCHASE AGREEMENT


                                     BETWEEN


                    CENTRAL HUDSON GAS & ELECTRIC CORPORATION


                                       AND


                      ARCH COAL SALES COMPANY, INC., AGENT
                  FOR THE INDEPENDENT OPERATING SUBSIDIARIES OF
                                 ARCH COAL, INC.























                                                CENTRAL HUDSON CONTRACT # 21102

                             TABLE OF CONTENTS



 Article                                                           Page

    I.   TERM OF AGREEMENT                                           2
   II.   DELIVERIES                                                  3
  III.   SPECIFICATIONS & QUALITY & WEIGHTS                          8
   IV.   PRICE AND PAYMENT                                          11
    V.   ADJUSTMENT IN PRICE FOR QUALITY                            13
   VI.   SAMPLING AND ANALYSIS                                      15
  VII.   FREEZE CONDITIONING                                        18
 VIII.   CHANGES IN LAW                                             18
   IX.   OTHER GOVERNMENTAL LEGISLATION, REGULATIONS AND ORDERS     19
    X.   FORCE MAJEURE                                              21
   XI.   FAVORED NATION                                             23
  XII.   RESERVES                                                   23
 XIII.   EMPLOYEE INTEREST                                          24
  XIV.   WAIVER                                                     24
   XV.   NOTICES                                                    25
  XVI.   GOVERNING LAW                                              26
 XVII.   FINALITY                                                   26
XVIII.   AMENDMENTS                                                 26
  XIX.   TITLES                                                     26
   XX.   INTERPRETATION                                             27
  XXI.   AGREEMENT FOR BENEFIT OF PARTIES ONLY                      27
 XXII.   ASSIGNMENT - TERMINATION                                   27
XXIII.   NO IMPLIED WARRANTIES                                      28
 XXIV.   LIMITATION ON DAMAGES                                      28
  XXV.   COUNTERPARTS                                               28
 XXVI.   REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES             29




            ATTACHMENT I: ROSETON DOCK AND HUDSON RIVER LIMITATIONS AND VESSELS THAT HAVE CALLED AT THE ROSETON DOCK

                  This Agreement, made and entered into as of the 1ST day of April, 1999 by and between Central Hudson Gas & Electric Corporation, a New York corporation, with its principal office at 284 South Avenue, Poughkeepsie, New York 12601-4879, (hereinafter referred to as "Buyer") and Arch Coal Sales Company, Inc., a Delaware corporation, Agent for the Independent Operating Subsidiaries of Arch Coal, Inc., with its principal office at City Place One, Suite 350, St. Louis, Missouri 63141, (hereinafter referred to as "Seller").

                                   WITNESSETH

                  WHEREAS, Mingo Logan Coal Company, ("Mingo Logan"), an independent operating subsidiary of Arch Coal, Inc., has mining and loading facilities known as the Mingo Logan Operations (Primary Source) and Whereas Seller markets coal from other independent operating subsidiaries of Arch Coal, Inc. (Secondary Sources), (such Mingo Logan and other Arch subsidiaries facilities being collectively referred to herein as the "Operations") and which Operations (except as hereinafter provided) are the source of coal to be sold and purchased hereunder; and,

                  WHEREAS, Seller is the authorized agent for the independent operating subsidiaries of Arch Coal, Inc. and is duly authorized to contract for the sale of coal on behalf of such subsidiaries and otherwise represent such subsidiaries, all as hereinafter set forth; and,

                  WHEREAS, Buyer is a consumer of coal and desires to purchase coal from Seller; and,

                  WHEREAS, the parties hereto wish to enter into a coal supply agreement based on the terms and conditions hereof.

                  NOW THEREFORE, the parties hereto for good and valuable mutual consideration, and intending to be legally bound, hereby agree as follows:

                                    ARTICLE I
                                TERM OF AGREEMENT

                  The term of this Agreement shall be for a period commencing 1 April 1999 and continuing until midnight, 31 December 2001, unless sooner terminated as provided for herein.

                  In recognition of the pending Auction of the Danskammer Generating Station, and to provide the successful purchaser in such Auction (the "New Owner") with maximum flexibility, Seller agrees to forgo deliveries under this Agreement in contract year 2001 provided written notice electing such cancellation is received from the New Owner by July 1, 2000.

                                   ARTICLE II
                                   DELIVERIES

                  Section 1. Quantities/Delivery Schedule: The quantities of coal to be sold and purchased hereunder shall be stated in terms of Cargoes, with each cargo consisting of 38,000 Net Tons (+ or - 5% ). The total annual quantity shall include Firm Cargoes and Option Cargoes. Delivery of all cargoes shall be made by oceangoing vessels during ten (10) day layday periods scheduled by Buyer two (2) months prior to the delivery month.

         Subject to Article IV, Price and Payment, the annual cargoes are shown below;

                                                         1st Cargo
    Year        Firm Cargoes         Option Cargoes      Loaded By
    ----        ------------         --------------      ---------
    1999                 4                    2           May 30
    2000                 6                    3           March 31
    2001                 6                    3           March 31

                         OPTION CARGOES:  Every third cargo each year will be an
Option Cargo. Delivery of any Option Cargo shall be subject to; (1) Buyer's need for additional coal and (2) Seller's acceptance of revised pricing equal to the lower of (i) the delivered cost per million BTU's of quoted spot coal for the calendar quarter in which delivery is to occur; (ii) other fuel that can be used in the Danskammer coal- burning units; or (iii) the equivalent cost of purchased energy. Prices quoted by Buyer and accepted by Seller include all transportation components. Buyer shall provide pricing for the Option Cargoes when scheduling same and Seller shall have until the fifteenth (15th) of the month following to indicate acceptance of the Option Cargo pricing. If Buyer fails to quote an Option Cargo price at the time of scheduling, the Option Cargo will be priced at the then existing Base Price as specified herein.

                  Upon Buyer's written request, Seller can elect to skip an Option Cargo delivery and replace it with the delivery of a Firm Cargo obligation. The quantity represented by the skipped cargo (i.e. 38,000 tons) will be banked in a tonnage account. From time to time, Buyer will provide Seller the right to ship all or a portion of the banked tons towards its spot coal requirements. If Seller elects not to match the competitive spot price (on a delivered cost per million BTU basis), the tonnage account will be reduced by the amount which was offered by Seller under a valid spot coal solicitation. The banked tonnage account will be zeroed out, with no remaining obligations thereto for either Buyer or Seller, upon an event as provided herein that causes the termination of this agreement.

                  For water-borne deliveries, the Buyer will provide to Seller the ten (10) day delivery window for the Vessel. Ten (10) days prior to the scheduled arrival, the vessel's ETA will be reduced to a five (5) day window by the Seller.

                  Buyer will be scheduling and receiving other deliveries of coal and oil during the Contract Term. The Roseton Dock which is used for both oil and coal deliveries can handle only one vessel at a time. Therefore, if Seller's vessel arrives outside of its five (5) day delivery window and within the time frame of another scheduled fuel delivery, Seller will hold Buyer harmless as to any and all demurrage charges associated with either delivery, for those charges which are the direct result of Seller's vessel arrival outside of its allotted window.

                  Section 1.2 Limitations on Quantities: Not withstanding any of the above, Buyer will not be obligated to purchase coal from Seller under this Agreement if Buyer is unable to utilize such coal at its Danskammer Plant because of Economic or Environmental reasons.

                  Section 2. Passage of Title: The coal purchased hereunder shall be delivered solely by water or combination of rail and water to Buyer (basis DES Roseton Dock - Incoterms 1990). Title to and risk of loss of the coal supplied hereunder shall pass to Buyer as coal passes from the vessel's conveyor into the receival hopper at the Roseton Dock.

                  Section 3. Quality Notification: The Parties recognize the Buyer's need to know the quality of the coal prior to receipt of the shipment at the Danskammer Plant and notice thereof shall be provided to Buyer in accordance with Article VI hereof.

                  Section 4. Foreign Cargoes: In the case of any foreign cargoes offered by Seller and accepted by Buyer, the Seller shall submit, two days prior to loading, a writen loading plan which lists the source of the coal inventories at the load facility, the average (or projected) quality of each pile, and the quantity of each pile to be loaded. The loading plan should include a brief description of the method to be used to blend the coals into a homogenous mixture prior to loading. The Buyer or Buyer's agent shall have access to the Seller's facilities to inspect the coal inventory and loading equipment and shall have the option of collecting and analyzing samples of the individual piles prior to loading. The coal blend shall be sampled in 5,000-ton sub-lots as it is loaded and analyzed expeditiously by a mutually agreed upon independent coal testing laboratory. The Seller shall notify the Buyer by telephone, telegram, or TWX of the average "as received" analytical results of the shipment within 48 hours of the load date. The additional results (AFT, HGI, Ultimate Analysis and Mineral Ash Analysis) of the composite sample shall be reported within 72 hours.

                  Section 5. Shipping Notice: For each shipment of coal hereunder, Seller shall promptly mail or courier to Buyer's Danskammer Plant and to the Roseton Administrative Offices, Central Hudson Gas & Electric Corporation, 992-994 River Road, Newburgh, New York 12550, a shipping notice showing weight, type of car and number of each railway car contained in the shipment, shipping date and origin mine; or in the case of water-borne deliveries the B/L date, total B/L weights, name of Vessel and ETA Roseton Dock. Both rail and water detail will be provided in the case of rail/water shipments.

                  Section 6. Delivery by Rail/Water: This Agreement is based on the loading of railcars at Seller's Operations and movement of those cars to a port for loading on a vessel and ultimate delivery DES at the Roseton Dock. The Seller is responsible for both the rail and vessel movements. Coal deliveries to the Roseton Dock can only be made in Belt Self Unloading Vessels that meet the Roseton Dock and Hudson River limitations as described in Attachment I herein. However, the Seller and its Agents are responsible for the safe passage of Vessels under their control in all

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.

waters and any limitations thereon, whether or not they are included in Attachment I. Should the loss of either of these transportation components prevent Seller from making a scheduled delivery forcing the Buyer to replace the lost tonnage, then Buyer will not be required to makeup the replaced tonnage.

                  Buyer will provide a safe berth, free of wharfage or dockage charges, to which Vessels may proceed and from which they may depart, and where they may always lie safely afloat. With assistance as necessary from Buyer's dockside personnel (Buyer will provide shore-side labor for line handling during docking/undocking procedures), it shall be the responsibility of Seller to secure the Vessel to Buyer's berth prior to such discharging of coal. Vessels can be berthed/deberthed any time during the day or night and docking/undocking will only be constrained through directions given by the docking/undocking pilot if such a pilot is required.

                  If upon arrival of the Vessel, the discharge berth at Roseton Dock is open and ready to receive the Vessel for immediate docking, Seller's Vessel will tender its notice of readiness to start discharging coal provided that the Vessel is in all respects ready to start discharging coal from its conveyor boom into Buyer's dockside hopper. Buyer will receive the coal from the tip of the Vessel's conveyor at an average minimum rate of X,XXX short tons/hour and a maximum rate not to exceed X,XXX short tons/hour. Buyer's belt scale results will be used as documentation of the Vessel's unloading rate. In addition, Seller will be responsible for demurrage charged by other vessels held out due to Seller's Vessel's inability to offload at an average minimum rate of X,XXX short tons per hour and/or by Seller's Vessel arrival outside of its five
(5) day delivery window.

                  Any delays experienced shore-side preventing the Vessel from achieving its X,XXX short tons/hour average minimum rate will count as laytime. Allowed laytime is defined as follows:

         Cargo Size in Short Tons = allowed hours

          X,XXX Short Tons/Hour

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.




                  If upon arrival of the Vessel, the discharge berth at Roseton Dock is not available for immediate docking, Seller's Vessel will tender its notice of readiness WIBON, WIFPON, WCCON from the closest practical safe anchorage and laytime will start counting provided the Vessel arrives within Seller's five (5) day delivery window and the Roseton Dock is occupied. Subsequent shifting time from anchorage to berth will not count as laytime.

                  Section 7. Importer of Record: For substitute imported coal, Seller will act as importer of record on behalf of Buyer. Usual and customary costs incurred in clearing cargo will be reimbursed by Buyer to Seller as per a statement from the Customs Broker.

                  Section 8. Liability for Certain System Damage:If Buyer's coal unloading system or equipment is damaged or forced to shut down as the result of receiving foreign or oversized material from the Vessel, then the Seller shall be liable for any damage and/or delays associated with the unauthorized delivery of this extraneous material.

                  Section 9. Demurrage at Discharge Berth: At the end of each calendar year of the contract Term, Buyer and Seller will reconcile the deliveries for the year to determine if Buyer has failed to receive all the contract coal at the average rate as specified herein. If Buyer has used more time to receive the annual tonnage than allowed, Buyer will reimburse Seller for excess laytime used at the rate of USD $XX,XXX for each 24 hours, fractions prorata.

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.

                                   ARTICLE III
                       SPECIFICATIONS & QUALITY & WEIGHTS

                  Section 1. Origin: The Primary Source of coal for deliveries hereunder shall be from the Mingo Logan Operations and such coal shall meet the specifications herein. Coals from other sources shall not be shipped without the prior written approval of Buyer.

                  Section 2. As Received Quality Specifications: The coal delivered hereunder shall conform to the following Typical Specifications on an "as received" basis determined on a per Vessel basis. The quality of the coal delivered by Seller shall be determined in accordance with Article VI.

                               Typical     Minimum     Maximum       ASTM
Method
As Received:
  Moisture %                        X                     XX        D 3173
  Volatiles %                      XX        XX           XX        D 3175
  Fixed Carbon %                   XX        XX           XX        D 3172
  Ash %                           X.X         --         XX.X       D 3174
  BTU/LB                         XX,XXX      XX,XXX       --        D 3286
  Sulphur %                      X.XX       X.XX         X.XX       D3177/4239
  SO2 (LBS./MMBTU)               X.XX          --         X.X       Calculated
  Grind (HGI)                      XX        XX  (1)       XX       D 409-85
  Ash Fusion (Reducing)
   (I.D., Deg. F)               X,XXX       X,XXX          --       D 1587
Coal Fines:
     (A)  1/4" Round Hole          --         --          XX%       D4749
     (B) 35 Mesh U.S. Standard     --         --          XX%       D4749

(1) Subject to approval by Buyer.

THIS COAL SHALL BE FREE OF EXTRANEOUS MATERIAL AND SHALL HAVE A MAXIMUM TOP SIZE OF TWO INCHES.

(A)               Coal defined as zero times one quarter inch round hole.
(B) Coal fines defined as zero by 0.5 mm (35 mesh U.S. Standard sieve or 32 mesh Tyler sieve).

                  Section 3. Buyer's Remedies Related to Quality Specifications:
In lieu of any other remedies related to Seller's failure to meet the quality specifications provided for in Section 2 above, except for the price adjustments for quality provided for in Article V herein, Buyer shall have the rights and remedies described in this Section 3 upon Seller's failure to deliver coal in accordance with the specifications set forth in Section 2 of this Article III.
                     Buyer's ability to use the coal being dependent on the coal meeting the specifications set forth above, it is agreed that Buyer shall have the right to reject any and all shipments which fail to meet any of the individual shipment as received rejection limits shown below:

               INDIVIDUAL SHIPMENT REJECTION LIMITS (As Received)

    Sulphur (By Weight)                               0.7%  Maximum
    Volatiles                                          30%  Minimum
    Ash Fusion (I.D. - Degrees F)                    2,500  Minimum(1)
    Grind (HGI)                                         43  Minimum
    Gross Calorific Value (BTU/LB)                   2,750  Minimum
    SO2/Million BTU                                1.1 LBS. Maximum

    (1) Lower value subject to approval by Buyer.

                  Seller shall pay all freight, diversion, demurrage, testing and other expenses in connection with any such rejected shipment, or shipments found to be nonconforming, unless such shipment is accepted by Buyer. Furthermore, Seller certifies that it will not make any shipment shown by sampling and analyses (as provided in Article VI) to exceed the individual shipment rejection limits.
                                       9

                  Section 4. Seller's Duty of Care: Seller shall, at all times exercise reasonable care and diligence in its efforts to ship to Buyer coal which conforms to the specifications as set forth above in Section 2. Nothing in this Article III shall be construed to relieve Seller of its obligation to conduct its mining and operations in a competent manner, consistent with good industry practices, so as to produce coal which will meet the specifications as set forth in Section 2 above.

                  Section 5. Weights: For rail/water deliveries, The Seller shall submit to Buyer the certified rail weights provided by the origin carrier within five (5) working days after the certified weights become available.

                  For water only deliveries, the weight of coal sold hereunder shall be determined by an Independent Marine Survey(s) of the Vessel at the Load Port or by Independent Marine Survey(s) at Buyer's Discharge Port if Seller's Vessel has multiple Discharge Ports. The Buyer, Seller or their Agents reserve the right to witness any or all Marine Surveys.

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.
                                   ARTICLE IV
                                PRICE AND PAYMENT

                  Section 1. Price: The Base Price of the Firm cargoes of coal sold hereunder is fixed at $ XX.XX per short ton DES Roseton Dock. Option Cargoes will be priced in accordance with ARTICLE II, Section 1.

                  Section 2. Price Reopener: On or before July 1st 1999 & 2000, Buyer and Seller will enter into negotiations to fix the Base Price for coal delivered hereunder for the ensuing year. Unless otherwise agreed, this Agreement will terminate on December 31st of the then current contract year if negotiations for the following year have not been completed by October 31st.

                  Submission of Analysis: In addition to Seller's notifications provided for in Article II, Section 3, Seller shall submit to Buyer the analytical data on said shipments from the Operations as obtained by the Independent Laboratory for each shipment within five days after each shipment.

                  Section 3. Invoice: An invoice for any adjustments for quality as hereinafter defined, and all coal shipped from the Operations based on weights determined in accordance with Article III Section 5 will be submitted by the Seller to the Buyer. The coal shipped will be invoiced at the Price as defined in ARTICLE IV, Section 1.

                  Section 4. Taxes: All taxes due on cargo in U.S.A. upon transfer of title per Incoterms (1990) are for Buyer's account.

                  Section 5. Vessel Costs: All usual and customary Vessel costs, including but not limited to docking, are for the account of the Seller (i.e., pilots, tugs).

                  Section 6. Payment: Buyer shall make payment to Seller within thirty (30) calendar days from vessel Bill of Lading Date. There shall be no discount for early payment. Payments due on a Saturday shall be made on the prior Friday and those due on a Sunday shall be made on the following Monday. Payments due on a Holiday shall be made on the following week day.

                  Payment shall be made by wire transfer as directed by Seller upon written notice to Buyer.

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.

                                    ARTICLE V
                         ADJUSTMENT IN PRICE FOR QUALITY

                  Section 1. BTU Value (Gross  Calorific Value As Received Basis
- BTU/LB): The Price to be paid to Seller by Buyer is based upon coal with XX,XXX BTU/LB heat content (BTU Value) for each net ton of coal in each shipment. The BTU Value of the coal sold hereunder may vary, and the Price for such coal shall be adjusted to compensate for variations in BTU Value, as described below.

                  Section 2. Adjustment for BTU Value: If the BTU Value of the coal shipment is between XX,XXX BTU/LB and XX,XXX BTU/LB (inclusive), there will be no adjustment for BTU Value variation. If the BTU Value is less than XX,XXX BTU/LB or greater than XX,XXX BTU/LB, the Price for a shipment shall be adjusted, based upon variations from the XX,XXX BTU/LB BTU Value, as follows:

                  [a] For a coal shipment with a BTU Value greater than XX,XXX BTU/LB, a premium shall be paid by Buyer to Seller at the rate of $X.XX per 100 BTU/LB, fractions pro rata above XX,XXX BTU/LB;

                  [b] For a coal shipment with a BTU Value less than XX,XXX BTU/LB but greater than XX,XXX BTU/LB, a penalty shall be deducted from the Price at the rate of $X.XX per 100 BTU/LB, fractions pro rata below XX,XXX BTU/LB;

                  [c] For a coal shipment with a BTU Value less than XX,XXX BTU/LB but greater than XX,XXX BTU/LB, a penalty shall be deducted from the Price at the rate of $ .XX per 100 BTU/LB, fractions pro rata below XX,XXX BTU/LB.

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.

                  Section 3. Adjustments for Ash Value: The Price to be paid to Seller by Buyer is based upon coal with an ash content (Ash Value) of XXXXX percent (X%) by weight of the "as received" analysis of the coal. If the Ash Value is between X.X% and X.X% there will be no adjustment for Ash Value. If the Ash Value is less than X.X% then a premium of $.XXX per ton shall be paid to Seller for each X.X% Ash Value variation below X.X%. If the Ash Value is greater than X.X% but less than X% then a penalty of $.XXX per ton shall be deducted from the Price for each X.X% Ash Value variation in excess of X.X%. If the Ash Value is greater than X% but less than XX% then a penalty of $.XX per ton for each X.X% of ash greater than X.X% shall be deducted from the Price.

                                   ARTICLE VI
                              SAMPLING AND ANALYSES

                  A recognized independent laboratory ("Independent Laboratory"), experienced in the sampling and analyzing of coal, shall be mutually agreed upon by Buyer and Seller, and shall be engaged by each Party to perform the sampling, sample preparation, and analysis of the coal shipped hereunder from the Primary Source. The Independent Laboratory shall sample shipments at the Operations and it shall perform its sampling and analysis in accordance with standards approved by the American Society for Testing and Materials ("ASTM"). Buyer reserves the right to request additional sampling and analysis from that required herein for coal shipped from a Secondary Source.

                  During the loading of the rail cars at domestic operations, or barges or ships for offshore cargoes, sample increments shall be collected by the most reliable, practical and mutually agreeable procedures in accordance with either ASTM D2234 (manual) or D4702 (mechanical). The frequency and mass of the increments shall be in accordance with ASTM standards. The Independent Laboratory shall divide the sampled material into four (4) sample splits identified as follows: (a) Laboratory analysis, (b) Referee split, (c) Seller's split and (d) Buyer's split. The Buyer or Buyer's Agent shall have access to witness all sampling, sample preparation, screen testing and sealing of samples. The Independent Lab shall provide upon request the splits of the train samples to the Buyer or Buyer's Agent and/or Seller as soon as the sample is prepared. The Independent Laboratory shall properly identify, seal, and retain the referee splits of each train sample for a period of 60 days so that the Buyer or Seller may analyze such samples. The Buyer's Agent will be permitted to place a suitable seal on Referee samples.

                  The composite sample for each train shall be analyzed by the Independent Laboratory for total moisture, ash, sulfur, volatile, and gross calorific value (BTU/LB) (Proximate Analysis) and the results (wet & dry) reported to Seller and Buyer/Buyer's Agent upon completion of testing. The certified analysis shall be the weighted mathematical average for each train's values for moisture, ash, volatile, sulfur, and calorific value.

                  A physical composite sample of the trains comprising a vessel cargo shall be prepared and analyzed by the Independent Laboratory for grindability index (HGI), ash fusion temperature, mineral ash, mercury and ultimate analysis. The cost of the laboratory services for such sampling and analyzing of the coal in each shipment shall be paid for by the Buyer and Seller, equally.

                  If the Buyer or Seller should question the correctness of the analyses made by the Independent Laboratory, they may, within 30 days after the Vessel unloading, notify the other Party in writing to request that the Referee splits be analyzed by a second mutually agreeable Independent Laboratory. This notification should specify which analytical parameter or parameters are in dispute. The Independent Laboratory shall provide the Referee Laboratory with the properly identified sealed Referee train samples.

                  The integrity of the moisture in reserve samples is the most difficult to preserve. Therefore, if the moisture value is in dispute, the governing result will be the higher of the averaged value reported by the Independent and Referee Laboratory. Other analytical parameters shall be determined on a 'dry basis' and corrected to the 'as received' basis using the governing moisture.

                  The following are the acceptable tolerance for other test parameters: Ash +/- 0.3%; Sulphur +/- 0.03%; Volatile +/- 0.5%; Calorific Value +/- 100 BTU/LB Dry Basis; Ash Fusion Temperature I.D. +/- 75 Degrees F. and HGI
3.  Should  the  results  fall  within  these  tolerances,  the  results  of the
Independent Laboratory will stand. Should the results fall outside the tolerance, then the Referee analyses shall be the governing result.

                  Should the grindability (HGI) result be in dispute, the Referee Laboratory will prepare the physical composite sample from the Referee samples to perform the HGI test. If the HGI test result of the Referee Laboratory is within tolerance (3), the original laboratory result will stand. If out of tolerance, the Referee results will be the governing analysis.

                  The cost of this Referee analysis will be paid by the Party requesting the check analysis.

                  Neither Party shall require the other Party to use equipment or procedures which exceed the requirements of ASTM.

                                   ARTICLE VII
                               FREEZE CONDITIONING

                  Section 1. Freeze Conditioning Agent: Seller shall apply a freeze conditioning agent ("FCA") at no cost to Buyer in conformance with the directives of the origin railroad and good industry practice.

                  Section 2. Buyer's Approval: Seller shall use an FCA with a Diethylene Glycol base that has been preapproved in writing by Buyer. Seller shall have the right to use any of the approved FCA's but shall not change from one FCA to another without notifying Buyer, such notification to be confirmed in writing. On or before October 1st of each contract year Seller shall provide updated Material Safety Data Sheets (MSDS) for each FCA anticipated for use on contract deliveries. Buyer will thereafter provide Seller with an updated list of approved FCA's.


                                  ARTICLE VIII
                                 CHANGES IN LAW

                  Seller hereby certifies that it is in substantial compliance with the rules, practices and standards issued by any governmental agencies having jurisdiction with respect to applicable legislation, regulations, rules or mandates which were in effect as of 23 June 1998.

                  Seller  and Buyer  recognize  that this  coal  purchase  is of limited duration with annual price reopeners and therefore agree that there shall be no inter-year adjustment in price as a result of enactment, modification, or revision of any federal, state or local legislation or regulations, rules or mandates issued pursuant thereto after such above date, which affects the bituminous coal industry with respect to the reclamation, conservation, environmental protection, mine safety, mine working conditions and practices, ventilation, health, employee retirement programs, occupational hazards, research and reclamation and conservation of mine areas, which increases or decreases Seller's cost of producing coal under this Agreement.

                                   ARTICLE IX
             OTHER GOVERNMENTAL LEGISLATION, REGULATIONS AND ORDERS

                  Section 1. Compliance with Law: Each Party shall use its best efforts to comply with the provisions of all applicable federal, state and other governmental laws and any applicable orders and/or regulations, or any amendments or supplements thereto, which have been, or may at any time be, issued by a governmental agency.

                  Section 2. Effect Upon Buyer's Obligations: The Parties hereto recognize the possibility that, during the Term of this Agreement, federal, state or local legislative or regulatory bodies or the courts may impose or enforce regulations, restrictions or standards, or revise existing regulations, restrictions or standards which in Buyer's sole discretion will make it impossible or impractical for Buyer to utilize the coal thereafter to be delivered hereunder at the Danskammer Plant. Such regulations or restrictions could pertain to, but would not necessarily be limited to coal quality. If any such regulations or restrictions are imposed and if as a result thereof Buyer, in its sole discretion, decides that it will be impossible or impractical for Buyer to utilize the coal, Buyer shall so advise Seller and thereupon Buyer and Seller shall promptly consider what corrective steps they can take in the mining and preparation of the coal and in the handling and combustion of the coal at the Danskammer Plant, and if in Buyer's judgment such steps will not, without unreasonable expense to Buyer, make it possible and practical for Buyer to utilize the coal thereafter to be delivered hereunder without violating such regulations or restrictions, Buyer shall have the right, upon notice to Seller, to terminate this Agreement without further obligation to Seller hereunder.

                  Section 3. Effect Upon Seller's Obligations: In the event of the enactment of any new federal, state or other governmental law, or the promulgation of any regulation or order thereunder which may prohibit (or restrict so as to effectively prohibit) mining, processing or shipping, as may be applicable, of the coal specified in this Agreement, Seller shall be relieved of its obligation upon the effective date of implementation (compliance date) of such law, regulation or order to deliver the total quantity of coal to be delivered under this Agreement to the extent of the amount of tonnage represented by the percentage of production of such mining, processed or shipped coal so affected by such law, regulation or order to the total amount of coal produced, and processed to meet the quantity requirements of this Agreement.

                  Section 4. Election to Reduce Tonnage or Terminate: In the event either party elects to invoke Section 2 or 3, above, the party so invoking shall notify the other party in writing and said notice shall state the notifying party's election to terminate this Agreement or reduce the tonnage to be delivered thereunder, effective on a specified date, which said date shall not be earlier than the effective date of the implementation (compliance date) of such law, regulation or order giving rise to the termination; provided, however, that notwithstanding anything to the contrary herein, said specified date shall in no event be earlier than sixty days after the date of delivery of said notice.

                  Section 5. Effect of Termination: If either party elects to terminate this Agreement under the provisions of Section 2, 3 and/or 4 of this Article , then no party shall have, after the effective date of such termination, any further obligation or liability under this Agreement , provided, however, that such termination shall not affect any rights or obligations existing under this Agreement for coal shipped or required to be shipped prior to the effective date of said termination.

                                    ARTICLE X
                                  FORCE MAJEURE

                  No Party shall be subject to  liability to the other Party for failure to perform in conformity with this Agreement where such failure results from an event or occurrence beyond the control of the party affected thereby, whether foreseen, foreseeable or unforeseeable, which wholly or partially prevents the mining, preparation, loading or shipping of coal by Seller or the receiving, unloading or utilization of coal by Buyer. Such events shall include, by way of illustration but not by way of limitation, acts of God, war, insurrection, riots, nuclear disaster, strikes, labor disputes, labor and material shortages, fires, explosions, floods, river freezeups, breakdowns or damage to mines, plant equipment or facilities (including emergency outages of equipment or facilities to make repairs to avoid breakdowns thereof or damage thereto), interruptions to transportation, railway car shortages, embargoes, orders or acts of civil or military authority, laws, regulations or administrative rulings. The provisions of the above sentence shall not excuse a Party from performing unless such Party shall give reasonable notice to the other Party and furnish reasonable information as to the cause of inability to perform and probable extent thereof within ten (10) calendar days after such cause occurs. Failure to give such notice and furnish such information within the time specified shall be deemed a waiver of all rights under this Article for such period of time during which notice was not given. No suspension or reduction by reasons of force majeure shall invalidate the remainder of this Agreement but, on the removal of the cause, shipments shall resume at the specified rate. During such periods when force majeure conditions result in a reduction in deliveries, Seller shall equitably prorate shipments among its customers. Nothing herein contained shall be construed as requiring Seller or Buyer to accede to any demands of labor, or labor unions, or suppliers, or other parties which Seller or Buyer considers unacceptable. Deficiencies in shipments so caused shall not be made up except by mutual consent.

                  If circumstances arise such that a vessel delivering coal under this Agreement, is prevented from discharging all or part of its cargo at the discharge port, by reason of breakdown or failure of the shore-side equipment that is necessary to receive and take away the cargo from the vessel, then in order to mitigate economic

CONFIDENTIAL INFORMATION REPRESENTED IN THIS FILING BY AN "X" HAS
BEEN REDACTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND
EXCHANGE COMMISSION.

loss the Buyer shall have the right, by notice in writing to Seller, to order the vessel to a safe and accessible berth or anchorage (the substitute berth) where she can safely discharge without risk, in which event upon the completion of cargo unloading, at such substitute berth or anchorage, all conditions of the applicable Bill of Lading shall apply.

                  If Buyer declares a substitute berth, then time shall stop counting twelve (12) hours after declaration, or when the vessel sails, whichever is sooner and shall recommence when the vessel tenders notice at the substitute berth or anchorage. Time is to count at the substitute berth as it would have at the original berth, with exception of turn time. Total time used at the discharging berths will be the sum of time at the original berth (Roseton
Dock) and the time used at the substitute berth.

                  In the event that Buyer declares a substitute berth or anchorage for the vessel to discharge or complete discharge, Buyer to compensate Seller as follows:

               All reasonably incurred vessel diversion costs including out-of-pocket costs such as pilot dues, tug assistance, port harbor dues, etc., plus the actual cost of the vessel used in such diversion at a rate not to exceed $ XX,XXX per day calculated on a pro rata basis. The total of the vessel diversion costs as identified above plus the actual cost of the vessel used in such diversion shall not exceed $ XX,XXX per occurrence.

               All loss of value of coal carried aboard the vessel (calculated using Buyer's DES coal price as the basis).

                  If circumstances arise such that Seller is unable to make delivery of the contracted volume of coal, for any reason, then in order to mitigate economic loss, Seller will compensate Buyer for coal not shipped as follows:

               All freight, diversion, demurrage, testing and other expenses. The differential between the value of coal to be delivered (calculated using Buyer's DES coal price as the basis) and the cost of replacement coal or energy as delivered to the Danskammer Plant.

                                   ARTICLE XI
                                 FAVORED NATION

                  If, during the Term of this Agreement, Seller enters into a term coal sales agreement with another domestic U.S. utility company for Seller's direct sale to such other utility, and such agreement contains terms and conditions which are substantially the same as this Agreement's terms and conditions, including, without limitation, provisions for; (1) a term which ends within two years of the initial Term of this Agreement; (2) delivery and acceptance of coal with the same quality and quantity; and (3) Seller's price per ton of such coal thereunder is less than the price per ton under this Agreement, then Seller shall notify Buyer in writing within sixty (60) days of Seller's entering into such agreement. Then, upon Buyer's written notice, Seller shall promptly agree to an amendment of this Agreement to afford Buyer pricing provisions substantially the same as such other contract, provided however, any such amendment shall include terms and conditions as favorable to Seller as are included in such other contract.


                                   ARTICLE XII
                                    RESERVES

                  The Coal reserves owned by or otherwise available to Seller are located in Mingo and Logan Counties, West Virginia and are accessible to the Norfolk Southern Railway and are part of the mining properties constituting the Primary Sources. The total quantity of suitable and economically recoverable coal of the quality to meet Seller's maximum obligation to Buyer under this Agreement is equal to the annual tons each year times the number of years remaining in the contract Term as per Article I contained herein. Seller shall not enter into other agreements for the production and sale of coal from the above reserves which production and sale would reduce or impair the amount of reserves required to meet its obligations during the remaining Term of this Agreement.

                  Buyer shall have the right from time to time, whenever deemed desirable by Buyer, to audit at Buyer's expense; (1) said reserves owned or otherwise available to Seller; and (2) Seller's commitments for the purpose of determining if Seller has sufficient reserves which are not otherwise committed to comply with the reserve requirements of this Agreement. Buyer may at its discretion have any such audit conducted by an independent firm or firms acceptable to Seller.


                                  ARTICLE XIII
                                EMPLOYEE INTEREST

                  Seller represents to Buyer that Seller has not given and will not give, directly or indirectly, anything of value to any employee or other representative of Central Hudson Gas & Electric Corporation with the view of securing this Agreement or obtaining favorable treatment with respect to the performance of this Agreement. If such representation is untrue, or becomes untrue, Buyer shall have the right to declare this Agreement null and void or to terminate it, to sue for damages and to take such other action as may be provided by law. If Seller obtains knowledge at any time that any such employee has a direct or indirect interest in Seller or its affiliates, (excluding routine purchases in the open market by such employee of securities issued by Seller or its parent corporations) it will immediately inform Buyer of such fact.


                                   ARTICLE XIV
                                     WAIVER

                  The failure of any party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a future waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect for the term of this Agreement.

                                   ARTICLE XV
                                     NOTICES

                  Notices and other communications provided for or required herein shall be given (effective, if written, when presented for delivery by postal authorities when sent by postage prepaid, certified mail) or by facsimile as follows:

                  TO BUYER:

                  CENTRAL HUDSON GAS & ELECTRIC CORPORATION
                  284 SOUTH AVENUE
                  POUGHKEEPSIE, NEW YORK  12601-4879

                  ATTENTION:   MR. DONALD L. DU BOIS, JR.
                               DIRECTOR OF FUELS

                  PHONE:       (914) 486-5844
                  FAX:         (914) 486-5626

                  TO SELLER:

                  ARCH COAL SALES COMPANY, INC.
                  CITY PLACE ONE, SUITE 350
                  ST. LOUIS, MISSOURI 63141

                  ATTENTION:   MR. JOHN W. EAVES

                  PHONE:       (314) 994-2835
                  FAX:         (314) 994-2719

                                   ARTICLE XVI
                                  GOVERNING LAW

                  This Agreement shall be construed, enforced and performed in accordance with the laws of the State of New York.


                                  ARTICLE XVII
                                    FINALITY

                  This Agreement is intended as the final, complete and exclusive statement of the terms of the Agreement among the Parties. The Parties agree that parol or extrinsic evidence may not be used to vary or contradict the express terms of this Agreement. No waiver of any provision hereof shall be effective, unless set forth in a written instrument authorized and executed with the same formality as this Agreement.


                                  ARTICLE XVIII
                                   AMENDMENTS

                  This Agreement may be modified or amended at any time by mutual agreement of the parties, provided that such modification or amendment shall be in writing and executed by the duly authorized representatives of the parties.


                                   ARTICLE XIX
                                     TITLES

                  The titles of the articles and sections of this Agreement have been inserted as a matter of convenience for reference only.

                                   ARTICLE XX
                                 INTERPRETATION

                  No understandings, agreements or trade customs not expressly stated in or required to be applied in accordance with the terms of this Agreement shall be binding on the Parties in the interpretation or performance hereof unless such understandings, agreements or trade customs are reduced to writing and signed by the respective Parties.


                                   ARTICLE XXI
                      AGREEMENT FOR BENEFIT OF PARTIES ONLY

                  Buyer agrees to indemnify, including reasonable attorneys fees, defend, and hold Producer/Seller harmless from any and all claims of any broker, consultant, finder or like agent with whom Buyer has dealt, or is alleged to have dealt, regarding this Agreement. Producer/Seller agrees to indemnify, including reasonable attorneys' fees, defend, and hold Buyer harmless against any and all claims of any broker, consultant, finder or like agent with whom Producer/Seller has dealt, or is alleged to have dealt regarding this Agreement.


                                  ARTICLE XXII
                            ASSIGNMENT - TERMINATION

                  All of the rights and obligations of this Agreement shall inure to and be binding upon the legal representatives, successors and permitted assigns of the Parties hereto. No assignment shall impose upon the non-assigning Party any obligation or burden in excess of those obligations or burdens as exist between the original Parties to this Agreement. This Agreement or any interest herein shall not be assigned without the prior written consent of the other Parties, which consent shall not be unreasonably withheld.

                  Subject to the provisions of the Federal Bankruptcy Code, this Contract shall not be deemed an asset of either Seller or Buyer and, upon five
(5) days prior written notice, either such Party may terminate this Agreement without penalty at any time in the event the other such Party enters into any voluntary or involuntary receivership, bankruptcy, or insolvency proceedings in any applicable national jurisdiction.


                                  ARTICLE XXIII
                              NO IMPLIED WARRANTIES

                  Seller's only warranties with respect to performance of its obligations hereunder are those expressly set forth in this Agreement and no implied warranties, including fitness for a particular purpose, shall be implied therefrom.


                                  ARTICLE XXIV
                              LIMITATION ON DAMAGES

                  Except as provided herein, neither party shall be liable for any indirect, special, consequential, or punitive damages arising in connection with the performance or nonperformance of any obligations under this Agreement.


                                   ARTICLE XXV
                                  COUNTERPARTS

                  This Agreement is being executed in several counterparts, each of which is an original and all of which together constitute but one and the same Agreement.

                                  ARTICLE XXVI
                 REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES

                  Each party warrants and represents to the other that:

                    (i)  it  has  all  requisite  power,  authority,   licenses,
permits, permissions, approvals and franchises, corporate or otherwise, to execute and deliver this Agreement and perform its obligations hereunder;

                   (ii) its execution, delivery, and performance of this Agreement has been duly authorized by, or is in accordance with, its organic instruments, this Agreement has been duly executed and delivered for it by the signatories so authorized, and this Agreement constitutes its legal, valid and binding obligation enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights in general and by general principles of equity;

                  (iii) its execution, delivery, and performance of this Agreement will not result in a breach or violation of, or constitute a default under, any agreement, lease or instrument to which it is a party or by which it or its properties may be bound or affected; and

                   (iv) it has not received any notice, nor to the best of its knowledge is there pending or threatened any notice, of any violation of any applicable laws, ordinances, regulations, rules, decrees, awards, permits or orders which would materially adversely affect its ability to perform hereunder.

                  IN  WITNESS  WHEREOF,   each  Party  hereto  has  caused  this
Agreement to be executed in its behalf by its proper officer thereunder duly authorized, all as of the day and year first above written.


BUYER:            CENTRAL HUDSON GAS & ELECTRIC CORPORATION

BY ______/s/ Allan R. Page______________________________________
ITS  Executive Vice President - Energy Resources and Development


SELLER:           ARCH COAL SALES COMPANY, INC.
BY _____/s/ John W. Eaves_______________________________________
ITS ____President_______________________________________________

                                                               Attachment I



Roseton Dock and Vessel Limitations:
-    LOA - 890 Feet Maximum
-    Beam - No Restriction
-    Water Depth in Berth - 36+ Feet MLW
     (Operational Draft 31 Feet MLW Channel at Haverstraw is Limiting)


Current List of Vessels which have Delivered Coal to Roseton:

-    Ambassador
-    Atlas
-    Bauta
-    Ballangen
-    Bernhard Oldendorff
-    Energy Enterprise
-    Nelvana
-    Thornhill